CONSENT OF JOHN HUANG

The undersigned hereby consents to:

(i) the use of the written disclosure derived from the report entitled "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico" effective February 8, 2019 and dated March 14, 2019, in the Annual Information Form for the year ended December 31, 2019 ("AIF") of SilverCrest Metals Inc. (the "Company") being filed as an exhibit to the Company's Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the "40-F"), being filed with the United States Securities and Exchange Commission; and

(ii) the use of my name in the AIF and the 40-F.

/s/ John Huang

Name: John Huang, PHD, P. Eng

Date: March 30, 2020